Asia Pacific Resources Ltd. Reminds Shareholders of Redemption Offer

TORONTO, ONTARIO – August 3, 2006 - Asia Pacific Resources Ltd. ("Asia Pacific") (TSX:APQ)(OTCBB:APQCF)(FWB:APQ) has announced that a special meeting of shareholders of Asia Pacific has been called to consider and, if deemed advisable, approve the amalgamation of Asia Pacific, Metro Resources Company Limited, a wholly-owned direct subsidiary of Asia Pacific, and 623827 N.B. Ltd., a wholly-owned direct subsidiary of SRMT Holdings Limited (“SRMT”).  Italian-Thai Development Public Company Limited (“ITD”) indirectly holds through SRMT 85.45% of the outstanding common shares of Asia Pacific.  SRMT intends to approve the amalgamation.  The special meeting will be held on August 11, 2006 at 10:00 a.m. (Pacific Standard Time) at 700 West Georgia Street, 23rd Floor, Vancouver, British Columbia, Canada.

The amalgamation will result in ITD owning indirectly 100% of the common shares of the company resulting from the amalgamation ("Amalco"), which will also be called Asia Pacific Resources Ltd. It is anticipated that the amalgamation will be completed on or about the week of August 14, 2006.

Amalco will redeem each redeemable special share resulting from the exchange of each common share under the amalgamation for $0.1425 in cash (the "Consideration") immediately following the amalgamation. A shareholder who wishes to surrender Share Certificates which are registered in the name of a bank, trust company, investment dealer or broker or other nominee should immediately contact such nominee in order to take the necessary steps to be able to surrender such share certificates and receive the Consideration.

Any questions and requests for assistance should be directed to the Computershare Trust Company.   Canada and US: 800-564-6253 or international 1-514-982-7555.

Cautionary Statement Regarding Forward-looking Statements

This document may contain forward-looking statements, relating to the company's operations or to the environment in which it operates, which are based on Asia Pacific's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Asia Pacific's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings.

Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Asia Pacific disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Sherbourne Group

Forbes West

(416) 203-2200

forbes@sherbournegroup.ca